Exhibit 99.1

Notice

relating to

EUR 500,000,000 1.500% Bonds 2018/2025 (XS1854532949)

EUR 600,000,000 0.625% Bonds 2019/2026 (XS2084497705)

EUR 500,000,000 1.250% Bonds 2019/2029 (XS2084488209)

EUR 500,000,000 1.000% Bonds 2020/2026 (XS2178769076)

EUR 750,000,000 1.500% Bonds 2020/2030 (XS2178769159)

EUR 750,000,000 3.875% Bonds 2022/2027 (XS2530444624)

issued by

Fresenius Medical Care AG
(formerly known as Fresenius Medical Care AG & Co. KGaA)
("Issuer")

under the Issuer's EUR 10,000,000,000 Debt Issuance Program

(together, "Notes")

18th December 2024

Fresenius Medical Care Holdings, Inc. ("Guarantor") provided a guarantee for the amounts payable under the Notes pursuant to § 2(3) (Guarantee) of the terms of conditions for the respective Notes ("Terms and Conditions") ("Guarantee").

Please be informed that, as of 26 November 2024, the Guarantor is no longer an obligor under the Issuer's syndicated credit facility dated 1 July 2021. Accordingly, on the above date, the Guarantee was automatically and unconditionally released in accordance with § 2(4) (Release of Guarantee) of the Terms and Conditions.

We hereby inform all holders of Notes of the release of the Guarantee in accordance with § 2(5) of the Terms and Conditions. It is not necessary for holders of the Notes to take any steps or actions in order to continue to receive payments of interest and principal in accordance with the Terms and Conditions.

***

Responsible for this notice:	/s/ Martin Fischer

Fresenius Medical Care AG	/s/ Steffen Patzak
Else-Kröner-Str. 1
61352 Bad Homburg
www.freseniusmedicalcare.com

No offer

This notice and the information it contains is being distributed in the United States of America for information purposes only. This notice does not constitute an offer of securities for sale in the United States of America or to, or for the account or benefit of, any U.S. person or in any other jurisdiction. The securities referred to in this notice have not been, and will not be, registered under the U.S. Securities Act of 1933 (as amended), and may not be offered or sold in the United States of America or any other jurisdiction absent registration or an applicable exemption from registration.

Fresenius Medical Care AG, Else-Kröner-Str. 1, 61352 Bad Homburg, Germany, T +49 6172 609-0

Commercial Register: Hof an der Saale, HRB 6841, VAT-ID No.: DE 811127677

Management Board: Helen Giza (Chair), Craig Cordola Ed.D., Martin Fischer, Jörg Häring, Franklin W. Maddux MD, Dr. Katarzyna Mazur-Hofsäß

Chair of Supervisory Board: Michael Sen

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501